Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

October 4, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper
Jeffrey Gabor William Demarest Shannon Menjivar

Re:	FG Merger II Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed August 23, 2024 File No. 333-275155

Dear Mr. Danberg:

On behalf of our client, FG Merger II Corp., a Nevada corporation (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 submitted on August 23, 2024 (the “Registration Statement”) contained in the Staff’s letter dated September 23, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed August 23, 2024

Cover Page

1.	Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters, may result in a material dilution of the purchasers’ equity interests. Please provide a cross-reference highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to compensation. See Item 1602(a)(3) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 12 and 92 of the Amended Registration Statement.

2.	Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 12 and 92 of the Amended Registration Statement.

Summary, page 1

3.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 69 and 70. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure on page F-7 that you will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting fees, of at least $5,000,000 upon or immediately prior to such consummation of a Business Combination. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and advises the Staff that the proposed amended and restated certificate of incorporation of the Company does not contain a minimum net tangible assets requirement and, as such, the Company has deleted the language regarding net tangible assets on page F-7.

Prior SPAC Experience, page 7

4.	When discussing involvement with other SPACs, please revise to balance your disclosure. For example, with respect to the completed de-SPAC, please revise to disclose additional information regarding the de-SPAC transactions, including the financing needed for the transactions. In addition, revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates, which you discuss on page 34, and also explain that the competition may negatively impact the acquisition terms you are able to negotiate.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 88 of the Amended Registration Statement.

Initial Business Combination, page 9

5.	We note that you may extend the time to complete a business combination beyond 24 months. Please also disclose that there is no limit on the number of extensions that you may seek and that you do not expect to extend the time period to consummate our initial business combination beyond 36 months from the closing of this offering, as disclosed on page 32. See Item 1602(b)(4) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10, 30, 37, 89 and 100 of the Amended Registration Statement.

Sourcing of Potential Initial Business Combination Targets, page 10

6.	Please revise the disclosures outside of the table to describe the extent to which the compensations and/or the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12and 92 of the Amended Registration Statement.

7.	You state that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination. We also note that you state that you expect to focus your search on businesses in the financial services industry in North America. Please expand your disclosures to explain the basis for this belief, and in particular, specifically address in your explanation Mr. Swets’ obligations to FG Merger III Corp. which in its initial public offering registration statement, stated that it intends to focus its search for a target business in the financial services industry in North America. We also note that FG Acquisition Corp., of which Mr. Swets is the CEO, indicates on its website that it intends to focus its search for a target in the financial services sector.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 32, 52, 92 and 120 of the Amended Registration Statement. In addition, the Company advises the Staff that FG Acquisition Corp. completed its business combination and is no longer seeking a target.

Founder shares, page 16

8.	Please revise to clarify whether the sponsor may receive additional securities pursuant to any anti-dilution adjustments.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 12, 19, 49, 60 and 92 of the Amended Registration Statement.

9.	Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 30, to clarify if any public shares sold in this offering would be required to approve the business combination if the over-allotment option is exercised and quorum is present at the meeting.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19, 26, 35, 98, and 132 of the Amended Registration Statement.

Conflicts of interest, page 28

10.	Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Amended Registration Statement.

11.	Please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on page 33 of the Amended Registration Statement.

Risk Factors, page 30

12.	We note the disclosure on page 121 and elsewhere that in order to facilitate your initial business combination or a PIPE financing or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Amended Registration Statement.

Dilution, page 68

13.	Please revise to clarify whether one of the assumptions used to calculate dilution is that no additional securities will be issued in connection with additional financing to facilitate an initial business combination. Please also expand your disclosure to highlight that you may need to do so as you intend to seek an initial business combination with a target company with an enterprise value significantly greater than the net proceeds of the offering and the sale of private units, as stated on page 11.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Amended Registration Statement.

Proposed Business, page 85

14.	Please revise the table on page 85 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 150 of the Amended Registration Statement.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Offering Costs, page F-9

15.	We note your deferred offering costs include audit expense. Please tell us the nature and amount of the expense. Include within your response how the company determined the expense represents a deferred offering cost and cite all relevant accounting literature within your response.

Responses: The Company acknowledges the Staff’s comment and advises the Staff that out of the total deferred offering costs of $114,670 recorded by the Company on the balance sheet date, $9,000 relates to the audit fee for the period from September 20,2023 (inception) to October 10, 2023 which was incurred in connection the preparation of the filing of the initial Registration Statement on Form S-1 for this offering. All future audit fees will be immediately expensed as professional fees subsequent to the IPO, and the audit fee for the initial S-1 is the only incremental audit cost associated with the offering.

The Company referred to SEC’s Codification of Staff Accounting Bulletins – SAB Topic 5.A. Specific accounting cost related to a transaction are included in the deferred cost. As such, the Company views the above described audit fee as a deferred cost given it specifically relates to filing of a Registration Statement on S-1 in connection with an initial public offering.

Exhibits and Financial Statement Schedules

Amended and Restated Articles of Incorporation, page II-4

16.	We note that the amended articles refer to a 15-month period to complete an initial business combination or 18 months if extended. Please revise or advise.

Responses: The Company acknowledges the Staff’s comment and has revised the Amended and Restated Articles of Incorporation to reflect that the Company will have 24 months to complete a business combination.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Robert I. Kauffman